Exhibit 99.1

Advantage Energy Income Fund - News Release

July 10, 2006

Advantage Announces $130 million Trust Unit Financing

CALGARY, ALBERTA - Advantage Energy Income Fund (“Advantage” or “the Fund”) (AVN.UN - TSX, AAV - NYSE) announced today that it has entered into an agreement with a syndicate of underwriters with RBC Capital Markets as sole bookrunner and BMO Nesbitt Burns Inc. as co-lead manager, for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 7,500,000 trust units (the “Units”) at a price of $17.30 per Unit, for total gross proceeds of approximately $130.0 million. Advantage has granted the underwriters an Over-allotment Option, exercisable in whole or in part up to 30 days following closing, to purchase up to an additional 1,125,000 trust units at the same offering price. If the Over-allotment Option is fully exercised, the total gross proceeds of the financing will be approximately $149.2 million. A preliminary short-form prospectus will be filed with securities regulatory authorities on or before July 14, 2006. Closing of the offering is expected to occur on or about August 1, 2006. The first distribution for which purchasers of Units issued pursuant to the offering will be eligible will be for the month of August payable on September 15, 2006. The net proceeds of the Offering will initially be used to repay outstanding indebtedness and to subsequently fund capital and general corporate expenditures.

The Units being offered will be eligible for RRSPs, RRIFs, RESPs, and DPSPs, as domestic content. The Units will be offered publicly in Canada (except in Quebec) by way of a short form prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Units have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

For further information contact:
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW, Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810, Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

Advisory

BOE’s may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.